UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13G/A

(Amendment No. 2)

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO

RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(b)

Equinix, Inc.

(Name of Issuer)

Common Stock, $0.001

(Title of Class of Securities)

29444U502

(CUSIP Number)

December 31, 2012

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

13G/A

CUSIP No. 29444U502

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Fir Tree, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,484,582
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,484,582
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,484,582
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 3.1%
12	TYPE OF REPORTING PERSON* IA, CO

*	SEE INSTRUCTIONS BEFORE FILLING OUT

SCHEDULE 13G/A

This Amendment No. 2 to the Schedule 13G (this “Amendment”) is being filed on behalf of Fir Tree, Inc., a New York corporation (“Fir Tree”), relating to shares of Common Stock, $0.001 (the “Common Stock”), of Equinix, Inc., a Delaware corporation (the “Issuer”), purchased by certain private investment funds for which Fir Tree serves as the investment manager (the “Funds”).

Item 1(a)	Name of Issuer.

Equinix, Inc.

Item 1(b)	Address of Issuer’s Principal Executive Offices.

One Lagoon Drive, Fourth Floor

Redwood City, California 94065

Item 2(a)	Name of Person Filing.

Item 2(b)	Address of Principal Business Office.

Item 2(c)	Place of Organization.

Fir Tree, Inc.

505 Fifth Avenue

23rd Floor

New York, New York 10017

A New York corporation

Fir Tree is the investment manager of the Funds, and has been granted investment discretion over portfolio investments, including the Common Stock, held by the Funds.

Item 2(d)	Title of Class of Securities.

Common Stock, $0.001 (the “Common Stock”)

Item 2(e)	CUSIP Number.

29444U502

Item 3	Reporting Person.

Fir Tree is an investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E).

Item 4	Ownership.

(a)	Fir Tree may be deemed to beneficially own the 1,484,582 shares of Common Stock held by the Funds as a result of being the investment manager of the Funds.

(b)	Fir Tree beneficially owns 1,484,582 shares of Common Stock, which represents approximately 3.1% of the Common Stock outstanding. This percentage is determined by dividing the number of shares of Common Stock beneficially held by Fir Tree by 48,625,247, the number of shares of Common Stock issued and outstanding as of September 30, 2012, as reported in the Issuer’s Form 10-Q filed on November 5, 2012.

(c)	Fir Tree has been granted investment discretion over the shares of Common Stock held by the Funds, and thus has the shared power to direct the vote and disposition of 1,484,582 shares of Common Stock held by the Funds.

Item 5	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owners of more than five percent of the class of securities, check the following ☒.

Item 6	Ownership of More Than Five Percent on Behalf of Another Person.

Inapplicable.

Item 7	Identification and Classification of the Subsidiary which Acquired the Security Being Reported On by the Parent Holding Company.

Inapplicable.

Item 8	Identification and Classification of Members of the Group.

Inapplicable.

Item 9	Notice of Dissolution of Group.

Inapplicable.

Item 10	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2013

FIR TREE, INC.

By:	/s/ James Walker
Name: James Walker
Title: Managing Director

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